NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

(a) Approval of the audited financial statements of the
Company for the fiscal year ending December 31, 2011
contained in the Company’s 2011 Annual Report;
(b) Election of directors of the Company;
(c) Election of officers of the Company; and
(d) Appointment of chairmen and members of the Audit
Committee, Governance and Nomination Committee,
Executive Compensation Committee and Technology
Strategy Committee of the Board of Directors.

Exhibit 1

June 14, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

June 14, 2012

Securities and Exchange Commission
SEC Building
EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,310 As of May 31, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 14, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following:

1.	At the Annual Meeting of Stockholders of Philippine Long Distance Telephone Company (the “Company” or “PLDT”) held on June 14, 2012 at which stockholders owning 503,763 common shares were present in person and stockholders owning 187,746,055 common shares were represented by proxies:

(e)	The stockholders owning 187,644,696 shares or 86.85% of the outstanding common stock of the Company as of Record Date and entitled to vote approved the audited financial statements of the Company for the fiscal year ending December 31, 2011 contained in the Company’s 2011 Annual Report;

(f)	The following persons were elected as directors, three (3) of whom are independent directors, of the Company for the ensuing corporate year:

VOTE CAST
NAME OF DIRECTOR/				TOTAL NUMBER OF
INDEPENDENT				VOTES
DIRECTOR
	Common Stockholder 1	Common Stockholder 2	Common Stockholder 3
Rev. Fr. Bienvenido F. Nebres, S.J.15376,484188,287,723188,364,360Mr. Pedro E. Roxas15376,484188,615,706188,692,343Mr.
Alfred V. Ty15376,484189,088,882189,165,519Ms. Helen Y. Dee15376,484185,075,622185,152,259Atty. Ray C.
Espinosa153246,043186,469,105186,715,301Mr. James L. Go15376,484183,396,211183,472,848Mr. Setsuya
Kimura15376,484186,387,121186,463,758Mr. Napoleon L. Nazareno153160,035187,651,720187,811,908Mr. Manuel V.
Pangilinan1533,176,334187,393,273190,569,760Mr. Hideaki Ozaki15376,484186,296,934186,373,571Ms. Ma. Lourdes C.
Rausa-Chan15376,991187,145,438187,222,582Mr. Juan B. Santos15376,484186,386,030186,462,667Mr. Tony Tan
Caktiong15376,484186,860,022186,936,659

Note: Each director received votes of more than majority of the outstanding common stock as of Record Date.
Legend:
Common Stockholder 1 Common Stockholder 2 Common Stockholder 3	– – –	Stockholders represent in person with no proxy previously filed but with voting instructions filed at the annual meeting
Stockholders represent in person with proxy previously filed
Stockholders represented only by proxy

Attached are copies of the Certifications executed by Rev. Fr. Bienvenido F. Nebres, Messrs. Pedro E. Roxas and Alfred V. Ty in connection with their election as independent directors of the Company.

Exhibit 1

2.	At the meeting of the Board of Directors of the Company that immediately followed the adjournment of the said Annual Meeting of Stockholders:

(a)	The following were elected to the positions indicated opposite their respective names:

Manuel V. Pangilinan
Napoleon L. Nazareno
Ernesto R. Alberto
Maria Lourdes C. Rausa-Chan
Anabelle L. Chua
Rene G. Bañez
Alejandro O. Caeg
Ray C. Espinosa
Jun R. Florencio
Menardo G. Jimenez, Jr.
George N. Lim
Claro Carmelo P. Ramirez
Florentino D. Mabasa, Jr.
June Cheryl A. Cabal-Revilla
Alfredo B. Carrera
Cesar M. Enriquez
Leo I. Posadas
Ricardo M. Sison
Emiliano R. Tanchico, Jr.
Miguela F. Villanueva
Danny Y. Yu
Katrina L. Abelarde
Jose A. Apelo
Rafael M. Bejar
Marco Alejandro T. Borlongan
Renato L. Castañeda
Arnel S. Crisostomo[1]
Amihan E. Crooc[2]
Rebecca Jeanine R. De Guzman
Alona S. Dingle
Margarito G. Dujali, Jr.
Mario C. Encarnacion
Gil Samson D. Garcia
Elisa B. Gesalta
Ma. Josefina T. Gorres
Ma. Criselda B. Guhit
Emeraldo L. Hernandez
Juan Victor I. Hernandez
Marven S. Jardiel

Exhibit 1
Alexander S. Kibanoff
Joseph Nelson M. Ladaban
Javier C. Lagdameo
Albert Mitchell L. Locsin
Luis Ignacio A. Lopa
Joseph Homer A. Macapagal[3]
Oliver Carlos G. Odulio
Lilibeth F. Pasa
Jose Lauro G. Pelayo
Gerardo C. Peña
Ricardo C. Rodriguez
Genaro C. Sanchez
Ana Maria A. Sotto
Julieta S. Tañeca
Jesus M. Tañedo
Patrick S. Tang
Victor Y. Tria
Melissa V. Vergel de Dios
Fe M. Vidar[4]	- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Chairman of the Board
President & Chief Executive Officer
Executive Vice President
Senior Vice President, Corporate Secretary,
General Counsel and Chief Governance
Officer
Senior Vice President and Treasurer
Senior Vice President
Senior Vice President
Head of Regulatory Affairs and Policies
Senior Vice President
Senior Vice President
Senior Vice President
Senior Vice President
First Vice President and Assistant Corporate
Secretary
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
First Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President
Vice President

(b)	The following were appointed as members of the Advisory Board/Committee:

Artemio V. Panganiban (Independent Member)
Oscar S. Reyes
Roberto R. Romulo
Benny S. Santoso
Washington Z. SyCip
Orlando B. Vea
Christopher H. Young

(c)	The following were appointed as Chairmen, Members and Advisors of the Audit Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee:

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman
Setsuya Kimura, Member
Rev. Fr. Bienvenido F. Nebres, S.J., Independent Member
Pedro E. Roxas, Independent Member
Alfred V. Ty, Independent Member
Artemio V. Panganiban, Independent Non-voting member
Ma. Lourdes C. Rausa-Chan, Non-voting member
Menardo G. Jimenez, Jr., Non-voting Member

[1]	Until July 1, 2012

[2]	Until October 1, 2012

[3]	Until July 1, 2012

[4]	Until August 1, 2012

Exhibit 1

Audit Committee

Rev. Fr. Bienvenido F. Nebres, S.J., Chairman/Independent Member
Pedro E. Roxas, Independent Member
Alfred V. Ty, Independent Member
Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
James L. Go, Advisor
Setsuya Kimura, Advisor
Roberto R. Romulo, Advisor

Executive Compensation Committee

Manuel V. Pangilinan, Chairman
Setsuya Kimura, Member
Rev. Fr. Bienvenido F. Nebres, S.J., Independent Member
Pedro E. Roxas, Independent Member
Alfred V. Ty, Independent Member
Menardo G. Jimenez, Jr., Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman
Ray C. Espinosa, Member
James L. Go, Member
Setsuya Kimura, Member
Napoleon L. Nazareno, Member
Oscar S. Reyes, Member
Orlando B. Vea, Member

All the members including the Chairman of the Audit Committee are Independent Directors. Majority of the voting members of the Governance and Nomination Committee and Executive Compensation Committee, namely, Rev. Fr. Bienvenido F. Nebres, Mr. Pedro E. Roxas and Mr. Alfred V. Ty are Independent Directors.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

June 14, 2012

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BIENVENIDO F. NEBRES, S.J., Filipino, of legal age and a resident of Jesuit Residence, Ateneo de Manila University, Loyola Heights, Q. C., after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2012.

2.	I am affiliated with the following companies or organizations:

Company/Organization	Position/	Period of
	Relationship	Service
Ateneo de Manila University	Professor of Mathematics	1989 – present

Ateneo de Manila University	Past President/Member, Board of Trustees	1993 – 2011

Digital Telecommunications Philippines, Inc.	Independent Director	October 26, 2011 – present

Sacred Heart School – Jesuit Cebu City	Member, Board of Trustees	1993 – present

Center for Leadership and Change, Inc.	Chair, Board of Trustees	1996 – present

Synergeia Foundation, Inc.	Chair, Board of Trustees	2002 – present

AY Foundation, Inc.	Member, Board of Trustees	2002 – present

Gawad Kalinga	Member, Board of Trustees	2010 – present

United Board for Christian Higher Education in Asia	Member, Board of Trustees	2011 – present

Knowledge Channel Foundation, Inc.	Member, Board of Trustees	2011 – present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14th day of June 2012, at Makati City.

/s/ Bienvenido F. Nebres, S.J.

BIENVENIDO F. NEBRES, S.J.

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14th day of June 2012. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N1065006115, expiring on March 15, 2015, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

Notary Public
/s/ Terence S. Fernando

Terence S. Fernando

Notary Public for the City of Makati
Until December 31, 2013
Appointment No. M-84
Roll of Attorneys No. 45956
PTR No. 3180158-01/05/12 Makati City
IBP Official Receipt No. 549489-01/09/02
9/F, MGO Bldg., Legazpi St., Legazpi Vill.
Makati City, MM

Doc. No. 51;
Page No. 12;
Book No. I;
Series of 2012.

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2012.

2.	I am affiliated with the following companies or organizations:

	Position/	Period of
Company/Organization	Relationship	Service
Roxas Holdings, Inc.	Chairman	17 years

Roxas & Co., Inc.	Chairman/President/CEO	11 years

Roxaco Land Corporation	Chairman	24 years

BDO Private Bank	Director	11years

Brightnote Assets Corp.	Director	13 years

Club Punta Fuego, Inc.	Chairman	15 years

Hawaiian Philippine Sugar Co.	Chairman	9 years

Roxol Bioenergy Corporation	Chairman	3 years

Phil. Sugar Millers Association	President	9 years

Manila Electric Company	Independent Director	2 years

Fuego Land Corporation	Chairman	15 years

Phil. Business for Social Progress	Trustee	11 years

Fundacion Santiago	Director/President	19 years

Central Azucarera Don Pedro, Inc.	Chairman	11 years

Central Azucarera de la Carlota, Inc.	Chairman	10 years

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14th day of June 2012, at Makati City.

/s/ Pedro E. Roxas

PEDRO E. ROXAS

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14th day of June 2012. The affiant, whom I identified through the following competent evidence of identity: Philippine Passport No. EB00945074, expiring on April 12, 2015, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

Notary Public
/s/ Terence S. Fernando

Terence S. Fernando

Notary Public for the City of Makati
Until December 31, 2013
Appointment No. M-84
Roll of Attorneys No. 45956
PTR No. 3180158-01/05/12 Makati City
IBP Official Receipt No. 549489-01/09/02
9/F, MGO Bldg., Legazpi St., Legazpi Vill.
Makati City, MM

Doc. No. 50;
Page No. 11;
Book No. I;
Series of 2012.

Exhibit 1

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ALFRED V. TY, Filipino, of legal age and a resident of 7/F Metrobank Plaza, Sen. Gil Puyat Avenue, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of the Philippine Long Distance Telephone Company (PLDT), having been duly elected as such during its Annual Meeting of Stockholders held on June 14, 2012.

2.	I am affiliated with the following companies or organizations:

Company/Organization	Position/	Period of
	Relationship	Service
Toyota Motors Phils. Corp.	Vice-Chairman	1992 – present

GT Capital Holdings, Inc.	Vice-Chairman	2012 – present

Federal Land, Inc.	President	1997 – present

Asia Pacific Top Mgt. Int’l. Resources, Corp. (Marco Polo Plaza Cebu)	Chairman	2005 – present

Global Business Power Corp.	Director	2006 – present

Metrobank	Corporate Secretary	2002 – present

Metrobank Foundation, Inc.	Director	1996 – present

Lexus Manila, Inc.	Chairman	2009 – present

Digital Telecommunications Phils., Inc.	Independent Director	October 2011 — present

3.	I am not a securities broker-dealer, i.e., I do not hold any office of trust and responsibility in a broker-dealer firm, which includes, among others, a director, officer, principal stockholder, nominee of the firm to the Philippine Stock Exchange, associated person or salesman, and an authorized clerk of the broker or dealer.

4.	I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PLDT, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

5.	I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

6.	I shall inform the corporate secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Exhibit 1

Done, this 14th day of June 2012, at Makati City.

/s/ Alfred V. Ty

ALFRED V. TY

SUBSCRIBED AND SWORN to before me, a notary public in and for the City of Makati this 14th day of June 2012. The affiant, whom I identified through the following competent evidence of identity: Philippine Driver’s License No. N17-85-022013, expiring on August 2, 2014, personally signed the foregoing instrument before me and avowed under penalty of law to the whole truth of the contents of said instrument.

WITNESS MY HAND AND SEAL on the date and at the place first abovementioned.

Notary Public
/s/ Terence S. Fernando

Terence S. Fernando

Notary Public for the City of Makati
Until December 31, 2013
Appointment No. M-84
Roll of Attorneys No. 45956
PTR No. 3180158-01/05/12 Makati City
IBP Official Receipt No. 549489-01/09/02
9/F, MGO Bldg., Legazpi St., Legazpi Vill.
Makati City, MM

Doc. No. 49;
Page No. 11;
Book No. I;
Series of 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 14, 2012